SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Pernix Therapeutics Holdings, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

71426V108
(CUSIP Number)

Cooper C. Collins 33219 Forest West Drive Magnolia, TX 77354 (832) 934-1825
(Name, address and telephone number of person authorized to receive notices and communications)

July 23, 2013
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box .☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

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*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 71426V108	SCHEDULE 13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS Cooper C. Collins
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐ N/A
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	7	SOLE VOTING POWER 7,790,046 (see Item 5)
SHARES BENEFICIALLY	8	SHARED VOTING POWER 0
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 6,540,046(1) (see Item 5)
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,790,046(1) (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.99%(2)
14	TYPE OF REPORTING PERSON IN

(1) Subject to shared power of spouse under applicable Texas marital property laws.

(2) Based on 37,120,890 shares of the Issuer’s common stock issued and outstanding as of August 5, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities & Exchange Commission (the “SEC”) for the three months ended July 30, 2013.

CUSIP No. 71426V108	SCHEDULE 13D	Page 3 of 5 Pages

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) relates to the common stock, par value $0.01 per share (the “Common Stock”) of Pernix Therapeutics Holdings, Inc., a Maryland corporation (the “Issuer”) and amends the Schedule 13D filed by the Reporting Person on March 19, 2010 (the “Initial Statement”) and amended by Amendment No. 1 to the Initial Statement, dated July 29, 2011 (“Amendment No.1” and, together with this Amendment No. 2, the “Schedule 13D”). Except as specifically amended by this Amendment No. 2, the Initial Statement remains in full force and effect.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Items 5(a), (b) and (c) are hereby amended and restated in their entirety as follows:

(a) As of the date hereof, the Reporting Person is the beneficial owner of 7,790,046 shares representing approximately 20.99% of the aggregate Common Stock outstanding, based on 37,120,890 shares of the Issuer’s Common Stock issued and outstanding as of August 5, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC for the three months ended July 30, 2013.  This amount includes 1,250,000 shares of Common Stock transferred to a third party for which the Reporting Person retains sole voting power until January 23, 2014.

(b) The responses of the Reporting Person to Rows (7) through (11) of the cover pages and Item 5 (a) of this Amendment No. 2 are incorporated herein by reference.

(c) As previously reported on Form 4 of the Issuer, filed July 25, 2013, on July 23, 2013, for personal investment purposes, the Reporting Person entered into the Stock Purchase Agreement, dated July 23, 2013 (the “Stock Purchase Agreement”) between the Reporting Person and SBT Investments VI, L.L.C (“SBT”), pursuant to which the Reporting Person transferred 1,250,000 shares of Common Stock (the “Subject Shares”) to SBT in exchange for 250 units of Sigmableyzer Investment Group LLC as more fully described in Exhibit 1 to this Amendment No. 2.  The closing price of a share of Common Stock on the closing date of the Stock Purchase Agreement was $4.04.  Under the Stock Purchase Agreement, SBT appointed the Reporting Person as SBT’s attorney-in-fact and proxy to exercise the voting rights attached to the Subject Shares on SBT’s behalf until January 23, 2014, on which date the attorney-in-fact and proxy will terminate with respect to the Reporting Person.  If SBT transfers any of the Subject Shares prior to January 23, 2014, SBT will cause the transferee of such shares of Common Stock to appoint the Reporting Person as attorney-in-fact and proxy with respect to such shares on identical terms to the Reporting Person’s appointment under the Stock Purchase Agreement.

As previously reported on the Issuer’s Form 5 filed February 7, 2012 for the twelve months ended December 31, 2011 (“Form 5”), the Reporting Person created the CCC-2011-1 GRAT (the “CCC GRAT”) on August 11, 2011 for estate planning purposes.  Also as previously reported on Form 5, Stacey B. Cooper, the Spouse of the Reporting Person (the “Spouse”), created the SBC  2011-1 GRAT (the “SBC GRAT”) on August 11, 2011 for estate planning purposes.  Each of the CCC GRAT and the SBC GRAT was irrevocable.  The Reporting Person was the “trustee” of each of the CCC GRAT and the SBC GRAT, and was granted the sole voting power and sole dispositive power over the assets of each such GRAT.

CUSIP No. 71426V108	SCHEDULE 13D	Page 4 of 5 Pages

In connection with the creation and funding of each of the CCC GRAT and the SBC GRAT, the Reporting Person and the Spouse entered into a partition agreement whereby 1,271,688 shares of Common Stock owned by the Reporting Person and the Spouse as community property under the marital property laws of the State of Texas were partitioned into two equal portions of separate property, such that after the partition each of the Reporting Person and the Spouse owned 635,844 shares of Common Stock as his or her separate property under the marital property laws of the State of Texas.  The Reporting Person transferred his 635,844 shares of Common Stock to the CCC GRAT on August 11, 2011.  The Spouse transferred her 635,844 shares of Common Stock to the SBC GRAT on August 11, 2011.

Under the terms of the trust agreement creating the CCC GRAT, the trustee of the CCC GRAT was required to pay two annual annuities to the Reporting Person.  On September 12, 2012, the trustee of the CCC GRAT transferred 245,163 shares of Common Stock to the Reporting Person in satisfaction of the first annual annuity payment.  On August 12, 2013, the trustee of the CCC GRAT transferred 390,681 shares of Common Stock to the Reporting Person in Satisfaction of the second and final annuity payment.  Following the satisfaction of the second annuity payment, the CCC GRAT terminated and the remaining assets of the CCC GRAT were distributed to the CCC Family Remainder Trust.  The Reporting Person is the trustee of the CCC Family Remainder Trust, and has the sole voting power and sole dispositive power over the assets of such trust.

Under the terms of the trust agreement creating the SBC GRAT, the trustee of the SBC GRAT was required to pay two annual annuities to the Spouse.  On September 12, 2012, the trustee of the SBC GRAT transferred 245,163 shares of Common Stock to the Spouse in satisfaction of the first annual annuity payment.  On August 12, 2013, the trustee of the SBC GRAT transferred 390,681 shares of Common Stock to the Spouse in Satisfaction of the second and final annuity payment.  Following the satisfaction of second annuity payment, the SBC GRAT terminated and the remaining assets of the SBC GRAT were distributed to the SBC Children’s Remainder Trust.  The Reporting Person is the trustee of the SBC Children’s Remainder Trust, and has the sole voting power and sole dispositive power over the assets of such trust.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby amended and supplemented as follows:

Item 5(c) is hereby incorporated by reference into this Item 6.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

The exhibits listed in Item 7 are amended and supplemented as follows:

Exhibit 1	Stock Purchase Agreement, dated July 23, 2013, between SBT Investments VI, L.L.C. and the Reporting Person.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 11, 2013	/s/ Cooper C. Collins
Date	Signature